UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

549333201

(CUSIP Number)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)    ☐

Rule 13d-1(c)    ☐

Rule 13d-1(d)    ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page)

CUSIP No. 549333201	Page 2 of 14

(1)	Name of reporting person Hall Phoenix Energy, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,949,631 (1)
(6) Shared voting power - 0 -
(7) Sole dispositive power 1,949,631 (1)
(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (2)
(12)	Type of reporting person OO

(1)	Represents shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy.
(2)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011.

CUSIP No. 549333201	Page 3 of 14

(1)	Name of reporting person Hall Phoenix/Inwood, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 140,000 (1)
(6) Shared voting power - 0 -
(7) Sole dispositive power 140,000 (1)
(8) Shared dispositive power 1,949,631 (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (3)
(12)	Type of reporting person PN

(1)	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd.
(2)	Represents shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy.
(3)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011.

CUSIP No. 549333201	Page 4 of 14

(1)	Name of reporting person Phoenix/Inwood Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power - 0 -
(6) Shared voting power - 0 -
(7) Sole dispositive power - 0 -
(8) Shared dispositive power 1,949,631 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (2)
(12)	Type of reporting person CO

(1)	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.
(2)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,

CUSIP No. 549333201	Page 5 of 14

(1)	Name of reporting person Search Financial Services, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power - 0 -
(6) Shared voting power - 0 -
(7) Sole dispositive power - 0 -
(8) Shared dispositive power 1,949,631 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (2)
(12)	Type of reporting person PN

(1)	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP.
(2)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011.

CUSIP No. 549333201	Page 6 of 14

(1)	Name of reporting person Hall Search GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power - 0 -
(6) Shared voting power - 0 -
(7) Sole dispositive power - 0 -
(8) Shared dispositive power 1,949,631 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (2)
(12)	Type of reporting person OO

(1)	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.
(2)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011.

CUSIP No. 549333201	Page 7 of 14

(1)	Name of reporting person Craig Hall
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power - 0 -
(6) Shared voting power - 0 -
(7) Sole dispositive power - 0 -
(8) Shared dispositive power 1,949,631 (1)
(9)	Aggregate amount beneficially owned by each reporting person 1,949,631 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.9% (2)
(12)	Type of reporting person IN

(1)	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager of Hall Search GP, LLC.
(2)	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011.

CUSIP No. 549333201	Page 8 of 14

Item 1(a).	Name of Issuer:

Lucas Energy, Inc., a Nevada corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3555 Timmons Lane, Suite 1550

Houston, Texas 77027

Item 2(a). Name of Person Filing:

Hall Phoenix Energy, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address for each filing person is 6801 Gaylord Parkway, Suite #100, Frisco, Texas 75034

Item 2(c). Citizenship:

Hall Phoenix Energy, LLC is a Texas limited liability company

Hall Phoenix/Inwood, Ltd. is a Texas limited partnership

Phoenix/Inwood Corporation is a Texas corporation

Search Financial Services, LP is a Delaware limited partnership

Hall Search GP, LLC is a Delaware limited liability company

Craig Hall is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

549333201

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 549333201	Page 9 of 14

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Hall Phoenix Energy, LLC

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9	% [2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	1,949,631	[1]
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	1,949,631	[1]
(iv) Shared power to dispose or direct the disposition of:	0

[1]

As of December 29, 2011, includes up to 1,949,631 shares of common stock which Hall Phoenix Energy, LLC has the right to acquire through the conversion of shares of Series B Convertible Preferred Stock of Lucas Energy, Inc.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011

CUSIP No. 549333201	Page 10 of 14

Hall Phoenix/Inwood, Ltd.

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9%[2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	140,000	[3]
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	140,000	[3]
(iv) Shared power to dispose or direct the disposition of:	1,949,631	[1]

[1]

As of December 29, 2011, includes up to 1,949,631 shares of common stock which Hall Phoenix Energy, LLC has the right to acquire through the conversion of shares of Series B Convertible Preferred Stock of Lucas Energy, Inc. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. also directly holds Series B Warrants to purchase up to 140,000 shares of common stock of Lucas Energy.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,
[3]	Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood, Ltd.

Phoenix/Inwood Corporation

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9%[2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,949,631	[1]

[1]

Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,

CUSIP No. 549333201	Page 11 of 14

Search Financial Services, LP

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9%[2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,949,631	[1]

[1]

Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,

Hall Search GP, LLC

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9%[2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,949,631	[1]

[1]

Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,

CUSIP No. 549333201	Page 12 of 14

Craig Hall

(a) Amount beneficially owned:	1,949,631	[1]
(b) Percent of class:	9.9%[2]
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,949,631	[1]

[1]

Represents shares which may be issued on exercise of Series B Warrants held directly by Hall Phoenix/Inwood Ltd. and/or shares which may be issued on conversion of shares of Series B Convertible Preferred Stock held directly by Hall Phoenix Energy, LLC. The terms of the Series B Convertible Preferred Stock prohibit the beneficial ownership of greater than 9.9% of the then outstanding common stock of Lucas Energy. Hall Phoenix/Inwood, Ltd. owns all of the equity interests in Hall Phoenix Energy, LLC. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager of Hall Search GP, LLC.

[2]	Assumes a total of 19,515,826 shares outstanding based on the amount reported in Lucas Energy’s most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 2011,

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 549333201	Page 13 of 14

Item 10. Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 549333201	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2012

HALL PHOENIX ENERGY, LLC

By:	/s/ Donald L. Braun
Donald L. Braun, President

HALL PHOENIX/INWOOD, LTD
By: Phoenix/Inwood Corporation, its General Partner

	By:	/s/ Donald L. Braun
Donald L. Braun, President

PHOENIX INWOOD CORPORATION

By:	/s/ Donald L. Braun
Donald L. Braun, President

SEARCH FINANCIAL SERVICES, LP
By: Hall Search GP, LLC, its General Partner

	By:	/s/ Donald L. Braun
Donald L. Braun, President

HALL SEARCH GP, LLC

By:	/s/ Donald L. Braun
Donald L. Braun, President

CRAIG HALL

/s/ Craig Hall